Exhibit 99.46

Unaudited Interim Condensed Consolidated

Financial Statements

June 30, 2017

August 8, 2017

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements of Immunovaccine Inc. (the “Corporation”) are the responsibility of management and have been approved by the Board of Directors. The unaudited interim condensed consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The unaudited interim condensed consolidated financial statements include certain amounts and assumptions that are based on management’s best estimates and have been derived with careful judgement.

In fulfilling its responsibilities, management has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the unaudited interim condensed consolidated financial statements. The Audit Committee of the Board of Directors reviewed and approved the Corporation’s unaudited interim condensed consolidated financial statements, and recommended their approval by the Board of Directors.

(signed) “Frederic Ors”	(signed) “Pierre Labbé”
Chief Executive Officer	Chief Financial Officer

Immunovaccine Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

As at June 30, 2017 and December 31, 2016

(Expressed in Canadian dollars)
	June 30,	December 31,
	2017	2016
	$	$

Assets

Current assets
Cash and cash equivalents	19,272,768	13,546,899
Amounts receivable	352,776	268,765
Prepaid expenses	741,990	469,261
Investment tax credits receivable	557,432	500,108
	20,924,966	14,785,033

Property and equipment	575,875	315,843

	21,500,841	15,100,876

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,973,042	1,705,289
Amounts due to directors	26,557	40,101
Current portion of long-term debt (note 5)	56,955	57,627
	2,056,554	1,803,017

Deferred share units (note 4)	548,880	224,250

Long-term debt (note 5)	6,590,404	6,090,400
	9,195,838	8,117,667

Equity	12,305,003	6,983,209

	21,500,841	15,100,876

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Approved on behalf of the Board of Directors

(signed) “James W. Hall”, Director	(signed) “Wayne Pisano”, Director

Immunovaccine Inc.

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the period ended June 30, 2017 and December 31, 2016

(Expressed in Canadian dollars)

	Share	Contributed
	Capital	Surplus	Warrants	Deficit	Total
	$	$	$	$	$
	(note 6)	(note 7)	(note 8)

Balance, December 31, 2015	43,600,557	5,612,103	753,375	(49,896,677)	69,358

Net loss and comprehensive loss for the year	–	–	–	(8,895,821)	(8,895,821)
Issuance of shares in private placements	15,566,000	–	–	–	15,566,000
Share issuance costs	(1,479,912)	–	–	–	(1,479,912)
Issuance of warrants in a private placement	–	–	436,500	–	436,500
Warrant issuance costs	–	–	(40,912)	–	(40,912)
Issuance of broker warrants	–	–	268,710	–	268,710
Exercise of warrants	50,700	–	(3,900)	–	46,800
Expiry of warrants	–	753,375	(753,375)	–	–
Employee share options:
Value of services recognized	–	812,501	–	–	812,501
Exercise of options	416,918	(216,933)	–	–	199,985

Balance, December 31, 2016	58,154,263	6,961,046	660,398	(58,792,498)	6,983,209

Net loss and comprehensive loss for the period	–	–	–	(4,975,419)	(4,975,419)
Issuance of shares in a public offering	10,000,000	–	–	–	10,000,000
Share issuance costs	(1,193,453)	–	–	–	(1,193,453)
Issuance of broker warrants	–	–	207,692	–	207,692
Exercise of warrants	851,196	–	(76,554)	–	774,642
Employee share options:
Value of services recognized	–	399,828	–	–	399,828
Exercise of options	1,229,943	(1,121,439)	–	–	108,504

Balance, June 30, 2017	69,041,949	6,239,435	791,536	(63,767,917)	12,305,003

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Immunovaccine Inc.

Unaudited Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

For the three and six months ended June 30, 2017 and 2016

(Expressed in Canadian dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$

Revenue	–	64,852	–	129,703

Expenses
Research and development	1,057,180	886,330	1,889,083	1,655,230
General and administrative	822,876	362,025	1,821,167	1,170,734
Business development and investor relations	453,815	139,587	725,184	351,030
Accreted interest	272,410	81,644	539,985	208,966

	2,606,281	1,469,586	4,975,419	3,385,960

Net loss and comprehensive loss for the period	(2,606,281)	(1,404,734)	(4,975,419)	(3,256,257)

Basic and diluted loss per share	(0.02)	(0.01)	(0.04)	(0.03)

Weighted-average shares outstanding	120,503,554	95,864,199	119,392,615	93,955,704

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Immunovaccine Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six months ended June 30, 2017 and 2016

(Expressed in Canadian dollars)

	Six months ended
	June 30,
	2017	2016
	$	$

Cash provided by (used in)

Operating activities
Net loss and comprehensive loss for the period	(4,975,419)	(3,256,257)
Charges to operations not involving cash
Amortization of intangible asset	–	12,186
Depreciation of property and equipment	49,721	35,554
Accreted interest	539,985	208,966
Deferred share unit compensation	324,630	–
Share-based compensation	399,828	454,254
	(3,661,255)	(2,545,297)
Net change in non-cash working capital balances related to operations
Increase in amounts receivable	(84,011)	(148,160)
(Increase) decrease in prepaid expenses	(272,729)	9,359
(Increase) decrease in investment tax credits receivable	(57,324)	173,673
Increase (decrease) in accounts payable and accrued liabilities	267,753	(551,225)
Decrease in amounts due to directors	(13,544)	(3,085)
Decrease in deferred revenue	–	(138,635)

	(3,821,110)	(3,203,370)
Financing activities
Proceeds from issuance of share capital and units	10,000,000	8,002,500
Share and warrant issuance costs	(985,761)	(654,144)
Proceeds from the exercise of stock options	108,504	61,174
Proceeds from the exercise of warrants	774,642	–
Proceeds from long-term debt	–	936,000
Repayment of long-term debt	(40,653)	(35,465)
	9,856,732	8,310,065
Investing activities
Acquisition of property and equipment	(309,753)	(22,777)

Net change in cash and cash equivalents during the period	5,725,869	5,083,918

Cash and cash equivalents – Beginning of period	13,546,899	3,842,408

Cash and cash equivalents – End of period	19,272,768	8,926,326

Supplementary cash flow information
Interest received	70,272	25,883

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Immunovaccine Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Expressed in Canadian dollars)

1	Nature of operations

Immunovaccine Inc. (the “Corporation”) is, through its 100% owned subsidiary, a clinical-stage company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops T cell activating cancer immunotherapies and infectious disease vaccines based on DepoVax™, the Corporation’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. The Corporation has research collaborations with companies and research organizations, including Merck, Incyte Corporation and Leidos Inc. in the U.S. The Corporation has licensed the delivery technology to Zoetis, formerly the animal health division of Pfizer, Inc., for the development of vaccines for livestock. The Corporation has one reportable and geographic segment. Incorporated under the Canada Business Corporations Act and domiciled in Halifax, Nova Scotia, the shares of the Corporation are listed on the Toronto Stock Exchange with the symbol “IMV” and trade on the OTCQX under the symbol “IMMVF”. The address of its principal place of business is 1344 Summer Street, Suite 412, Halifax, Nova Scotia, Canada.

2	Basis of presentation

The Corporation prepares its unaudited interim condensed consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Chartered Professional Accountants of Canada Handbook – Accounting Part I (“CPA Canada Handbook”), which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, International Accounting Standards 34 “Interim Financial Reporting”. Accordingly, certain information normally included in annual financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed. The unaudited interim condensed consolidated financial statements should be read in conjunction with the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2016.

The policies applied in these unaudited interim condensed consolidated financial statements are based on IFRS issued and outstanding as of August 8, 2017, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Corporation’s annual consolidated financial statements for the year ending December 31, 2016 could result in restatement of these unaudited interim condensed consolidated financial statements.

3	Significant accounting policies, judgments and estimation uncertainty

These unaudited interim condensed consolidated financial statements have been prepared using the same policies and methods as the annual consolidated financial statements of the Corporation for the year ended December 31, 2016. Refer to note 3 of the Corporation’s audited annual consolidated financial statements for the year ended December 31, 2016 for more information on new accounting standards and amendments not yet effective.

The Corporation was required to adopt amendments to IAS 7, Statement of Cash Flows, effective January 1, 2017. No additional disclosures are required as a result of the adoption of this standard.

(1)

Immunovaccine Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Expressed in Canadian dollars)

4	Deferred share units (“DSU”)

DSU activity for the period ended June 30, 2017 and the year ended December 31, 2016 are as follows:

	June 30, 2017		December 31, 2016
	Number	Amount	Number	Amount
	#	$	#	$
Opening balance	325,000	224,250	–	–
Granted	152,287	178,124	325,000	224,250
Variation of fair value	–	146,506	–	–

Closing balance	477,287	548,880	325,000	224,250

During the six months ended June 30, 2017, the compensation expense was $324,630 (June 30, 2016 - $nil).

The maximum number of common shares which the Corporation is entitled to issue from treasury in connection with the redemption of DSUs granted under the DSU plan is 1,500,000 common shares.

(2)

Immunovaccine Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Expressed in Canadian dollars)

5	Long-term debt

	June 30,	December 31,
	2017	2016
	$	$

Atlantic Canada Opportunities Agency (“ACOA”) Atlantic Innovation Fund interest-free loan with a maximum contribution of $3,786,474. Annual repayments, commencing December 1, 2008, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than $5,000,000 and 5% when gross revenues are greater than $5,000,000. As at June 30, 2017, the amount drawn down on the loan, net of repayments, is $3,746,937 (2016 - $3,749,531).	895,500	764,500

ACOA Atlantic Innovation Fund interest-free loan with a maximum contribution of $3,000,000. Annual repayments, commencing December 1, 2011, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than $5,000,000 and 5% when gross revenues are greater than $5,000,000. As at June 30, 2017, the amount drawn down on the loan is $2,997,406 (2016 - $3,000,000).	768,200	656,400

ACOA Business Development Program interest-free loan with a maximum contribution of $245,625, repayable in 72 equal monthly payments of $3,411 beginning September 1, 2011. As at June 30, 2017, the amount drawn down on the loan, net of repayments, is $6,855 (2016 - $27,321).	4,971	25,061

ACOA Business Development Program interest-free loan with a maximum contribution of $394,826, repayable in monthly payments beginning October 1, 2015 of $2,500 until October 2017 and $5,850 until September 2022. As at June 30, 2017, the amount drawn down on the loan is $342,326 (2016 - $357,326).	310,688	318,666

ACOA Atlantic Innovation Fund interest-free loan with a maximum contribution of $2,944,000, annual repayments commencing September 1, 2014, are calculated as a percentage of gross revenue from the preceding fiscal year from specific product(s), at 5% for the first 5 year period and 10%, thereafter. As at June 30, 2017, the amount drawn down on the loan is $2,944,000 (2016 - $2,944,000).	266,000	226,400

Province of Nova Scotia (the “Province”) secured loan with a maximum contribution of $5,000,000, interest bearing at a rate equal to the Province’s cost of funds plus 1%, compounded semi-annually and payable monthly. The loan is made available in four equal installments based on the Corporation meeting certain milestones, and is repayable on the fifth anniversary date of the first disbursement. The Corporation and its subsidiary have provided a general security agreement granting a first security interest in favour of the Province in and to all the assets of the Corporation and its subsidiary, including the intellectual property. As at June 30, 2017, the amount drawn down on the loan is $5,000,000 (2016 - $5,000,000).	4,402,000	4,157,000
	6,647,359	6,148,027
Less: Current portion	56,955	57,627
	6,590,404	6,090,400

(3)

Immunovaccine Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Expressed in Canadian dollars)

5	Long-term debt (continued)

Total contributions received less amounts that have been repaid as at June 30, 2017 is $15,037,524 (December 31, 2016 - $15,078,178).

Certain ACOA loans and the Province loan require approval by ACOA or the Minister for the Province before the Corporation can pay management fees, bonuses, dividends or other distributions, or before there is any change of ownership of the Corporation. The Province loan requires the Corporation to obtain the written consent of the Province prior to the sale, disposal or abandon of possession of the intellectual property of the Corporation or its subsidiary. If during the term of the Province loan, the head office, research and development facilities, or production facilities of the Corporation are moved from the Province, the Corporation is required to repay 40% of the outstanding principal of the loan.

The Province loan requires certain early repayments if the Corporation’s subsidiary, or the Corporation on a consolidated basis, has cash flow from operations in excess of $1,500,000. The Province loan also requires repayment of the loan under certain circumstances, such as changes of control, sale or liquidation of the Corporation or the sale of substantially all of the assets of the Corporation.

	June 30,	December 31,
	2017	2016
	$	$
Balance – Beginning of period	6,148,027	3,777,236
New debt, net of $nil (2016 - $314,000) allocated to government assistance	–	936,000
Accreted interest and adjustments	539,985	1,505,723
Repayment of debt	(40,653)	(70,932)

Balance – End of period	6,647,359	6,148,027
Less: Current portion	56,955	57,627

Non-current portion	6,590,404	6,090,400

The Corporation is in compliance with its debt covenants.

(4)

Immunovaccine Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Expressed in Canadian dollars)

6	Share capital

Authorized

Unlimited number of common shares and preferred shares, issuable in series, all without par value.

	Number of
	common shares	Amount
	#	$
Issued and outstanding

Balance – January 1, 2016	92,040,670	43,600,557

Issued for cash consideration, net	25,216,667	14,086,088
Stock options exercised	493,068	416,918
Warrants exercised	65,000	50,700

Balance – December 31, 2016	117,815,405	58,154,263

Issued for cash consideration, net	7,692,308	8,806,547
Stock options exercised	976,771	1,229,943
Warrants exercised	1,109,225	851,196

Balance – June 30, 2017	127,593,709	69,041,949

As at June 30, 2017, a total of 13,548,948 shares (December 31, 2016 - 15,324,555) are reserved to meet outstanding stock options, warrants and deferred share units.

On June 21, 2017, the Corporation completed a bought deal public offering of 7,692,308 common shares at a price of $1.30 per common share, for aggregate proceeds of $10,000,000. Total costs associated with the offering were $1,193,453, including cash costs for commissions of $600,000, professional fees and regulatory costs of $385,761, and 461,538 compensation warrants issued as commissions to the agents valued at $207,692. Each compensation warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $1.32 for a period of 24 months, expiring on June 21, 2019.

(5)

Immunovaccine Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Expressed in Canadian dollars)

7	Contributed surplus

Amount
$
Contributed surplus

Balance – January 1, 2016	5,612,103

Share-based compensation – stock options vested	812,501
Stock options exercised	(216,933)
Warrants expired	753,375

Balance – December 31, 2016	6,961,046

Share-based compensation – stock options vested	399,828
Stock options exercised	(1,121,439)

Balance – June 30, 2017	6,239,435

Stock options

The fair values of stock options are estimated using the Black-Scholes option pricing model. During the six months ended June 30, 2017, 853,800 stock options (2016 - 1,993,200), with a weighted average exercise price of $0.75 (2016 - $0.71) and a term of 5 years (2016 - 5 years), were granted to employees and consultants. The expected volatility of these stock options was determined using historical volatility rates. The value of these stock options has been estimated at 425,286 (2016 - $938,940), which is a weighted average grant date value per option of $0.50 (2016 - $0.47), using the Black-Scholes valuation model and the following weighted average assumptions:

	June 30,	December 31,
	2017	2016
Risk-free interest rate	2.70%	2.70%
Expected volatility	98%	111%
Expected life (years)	4.4	4.3
Forfeiture rate	4%	5%

(6)

Immunovaccine Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Expressed in Canadian dollars)

7	Contributed surplus (continued)

Stock options (continued)

Option activity for the six months ended June 30, 2017 and the year ended December 31, 2016 was as follows:

	June 30, 2017		December 31, 2016
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	#	$	#	$

Outstanding - Beginning of period	6,277,647	0.70	5,112,382	0.69

Granted	853,800	0.75	1,993,200	0.71
Exercised	(1,946,140)[1]	0.69	(628,785)[1]	0.46
Expired	(65,000)	0.58	(152,583)	0.78
Forfeited	(122,867)	0.74	(46,567)	0.67

Outstanding - End of period	4,997,440	0.71	6,277,647	0.70

1  Of the 1,946,140 (2016 - 628,785) options exercised, 1,695,233 options (2016 - 213,840), having a value of $1,233,362 (2016 - $92,275) on the exercise date, elected the cashless exercise under which 725,864 (2016 - 78,123) shares were issued.

The weighted average exercise price of options exercisable at June 30, 2017 is $0.70 (2016 - $0.69).

The maximum number of common shares issuable under the Corporation’s stock option plan shall not exceed 11,000,000, inclusive of all shares presently reserved for issuance pursuant to previously granted stock options.

(7)

Immunovaccine Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Expressed in Canadian dollars)

8	Warrants

Warrant activity for the period ended June 30, 2017 and the year ended December 31, 2016 are as follows:

	June 30, 2017			December 31, 2016
		Weighted			Weighted
		average			average
		exercise			exercise
	Number	price	Amount	Number	price	Amount
	#	$	$	#	$	$

Opening balance	8,721,908	0.71	660,398	5,697,446	0.66	753,375
Expired	–	–	–	(5,697,446)	0.66	(753,375)
Granted	461,538	1.32	207,692	8,786,908	0.71	664,298
Exercised	(1,109,225)	0.70	(76,554)	(65,000)	0.72	(3,900)

Closing balance	8,074,221		791,536	8,721,908		660,398

The fair values of warrants are estimated using the Black-Scholes option pricing model. The weighted average grant date value per warrant of warrants issued in 2017 was $0.45, determined using the Black-Scholes valuation model and the following weighted average assumptions:

Risk-free interest rate	2.70%
Expected volatility	72%
Expected dividend yield	–
Expected life (years)	2

9	Related party transactions

During the six months ended June 30, 2017, there were no related party transactions (June 30, 2016 - $nil).

(8)

Immunovaccine Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Expressed in Canadian dollars)

10	Financial instruments

Fair value of financial instruments

Financial instruments are defined as a contractual right or obligation to receive or deliver cash on another financial asset. The following table sets out the approximate fair values of financial instruments as at the statement of financial position date with relevant comparatives:

	June 30, 2017		December 31, 2016
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	$	$	$	$

Cash and cash equivalents	19,272,768	19,272,768	13,546,899	13,546,899
Amounts receivable	164,850	164,850	128,572	128,572
Accounts payable and accrued liabilities	1,953,343	1,953,343	1,679,865	1,679,865
Amounts due to directors	26,557	26,557	40,101	40,101
Long-term debt	6,647,359	6,647,359	6,148,027	6,148,027

Assets and liabilities, such as commodity taxes, that are not contractual and that arise as a result of statutory requirements imposed by governments, do not meet the definition of financial assets or financial liabilities and are therefore excluded from amounts receivable and accounts payable.

Fair value of items, which are short-term in nature, have been deemed to approximate their carrying value. The above noted fair values, presented for information only, reflect conditions that existed only at June 30, 2017 and December 31, 2016 and do not necessarily reflect future value or amounts which the Corporation might receive if it were to sell some or all of its assets to a willing buyer in a free and open market.

(9)